Filed by EMC Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: Legato Systems, Inc.
                                                 Commission File No. 000-26130


This filing relates to the proposed merger ("merger") pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the "Merger Agreement"), by and among EMC Corporation ("EMC"), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. ("Legato"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.



The following is a Key Messages and FAQ Document.








                         EMC ACQUISITION OF DOCUMENTUM
                         Key Messages and FAQ Document


Contents

KEY MESSAGES.....................................................Pg.1

BASIC FAQS.......................................................Pg.2

DEEPER FAQs......................................................Pg.5

FINANCIAL FAQs...................................................Pg.7

DOCUMENTUM IMPACT ON LEGATO FAQs.................................Pg.9

DOCUMENTUM-SPECIFIC FAQs.........................................Pg.11

KEY MESSAGES

ILM Strategy: Significantly enhances EMC's ILM solutions by expanding capabilities into enterprise content management for unstructured data Combination of Documentum's ECM capability and knowledge of applications, data and business rules and EMC/Legato's storage infrastructure and data management expertise provides companies end-to-end ILM solutions for unstructured data delivering maximum value at the lowest TCO across the lifecycle

     o Adds structure to unstructured data (80% of enterprise information is unstructured content) so customers can proactively manage their information across the enterprise

     o Provides greater visibility and control of all information regardless of origin, content type, destination or language with a unified content platform and repository

     o Tags information at point of creation to enable easy and quick indexing, tracking, access and retrieval by users across the lifecycle of data

     o Enables the alignment of storage infrastructure and management with value of information

Software: Complements and expands EMC's storage and information management software by adding content management capabilities for unstructured data.

     o   Leading player in Enterprise Content Management market

     o   Most extensive modular suite of content management services

     o   Integrates with leading applications e.g. SAP, PeopleSoft, Oracle

     o Synergistic combination of Documentum's content knowledge and EMC's comprehensive storage management knowledge enables companies to dynamically manage their data across the lifecycle based on data value

Market access: Deepens EMC's software relationships in Global 2000 accounts

     o   Expands software sales channels capability

     o   Adds software "DNA"

Financial impact: Accelerates EMC software mix goal

     o We expect to take a charge in the $30M to $50M range in the quarter the transaction closes for in-process R&D and other integration costs. Going forward, we expect it to be slightly dilutive in the first quarter of 2004, with no impact to EPS for the remainder of 2004 or 2005

BASIC FAQs

What did We Announce?

We announced a definitive agreement for EMC to acquire Documentum in a stock transaction valued at approximately $1.7 billion.

Why Did We Do It?

We believe that Documentum will significantly expand EMC's ability to execute on its vision to be the ultimate information lifecycle management company; helping customers get the maximum value from their information at the lowest total cost at every point in the information lifecycle.

This acquisition gives us products and people that can help us achieve that goal.

Who is Documentum?

Based in Pleasanton, California, and founded in 1990, Documentum is the leading provider of enterprise content management solutions to more than 2,700 of the largest businesses in the world. The Documentum ECM platform brings intelligence and automation to the creation, management, delivery and archival of vast quantities and types of content - documents, Web pages, XML files, rich media, fixed content, collaborative content - in one common content platform and repository.

How does Documentum fit into EMC's information lifecycle management strategy?

Documentum's enterprise content management and collaboration software allows organizations to proactively manage their unstructured content and leverage that content to power business operations and gain competitive advantage. Combined with EMC's market-leading open software for data protection, business continuity, storage management, and information management, and market-leading networked storage platforms - customers will be able to leverage knowledge of data value over time to match their information with the appropriate infrastructure and management tools. The combination will enable customers to implement a total solution for managing unstructured content throughout its lifecycle, from creation and use to archive and disposal.

What percentage of data within organizations qualifies as "unstructured content"?

Unstructured content - which includes documents, Web pages, XML files, reports, records, email, digital assets / rich media, and collaborative content - represents more than 80% of all enterprise data.

What are some of the emerging growth drivers for enterprise content management?

Records compliance, rich media asset management, web content, and content collaboration services are some emerging growth drivers for managing unstructured content.

What is Documentum's Revenue?

Revenue was $227m in 2002 - 8 quarters of revenue growth.

What Do We Think the Benefits Are?

We see benefits in five major categories:

Overall: EMC and Documentum together provide customers better integrated, heterogeneous information lifecycle management solutions for unstructured content, which represents more than 80% of information in enterprises today.

Solutions: This acquisition further accelerates the evolution of EMC from primarily a storage platform vendor to the leading provider of information lifecycle management solutions

Software: Complements EMC's information management product line and expands reach into large and fast-growing content management software market. The projected 2003 combined software revenues (license revenue + software support revenue) for EMC, Legato and Documentum exceed $2Bill, which will make EMC one of the world's ten largest software companies.

Reach: Documentum's direct sales force and extensive technology and systems integrator partners complement and extend EMC's reach. Documentum has a strong direct sales force, 550 strategic alliances and partners, and approx. 400 customer-facing personnel.

Financial Impact: We expect it to be slightly dilutive in the first quarter of 2004, not expected to impact EPS for the remainder of 2004 and slightly accretive in 2005.


Why Do We Think It Will Work?

We have complementary product sets, we have a shared focus on meeting customers information management needs, similar cultures, and we have a strong history of successful cooperation to build on.

What Will It Mean for Customers?

It will mean more research and development, more choice, and a stronger partner that can help meet more of their business needs.

What Will It Mean for Employees?

This is not about consolidation. We'll leverage synergies where we find them, but our goal is to increase our capabilities to develop products, deliver complete solutions and meet more customer needs. That means keeping the talent we have within both companies, and putting it to work in the interests of our customers.

How will the New Structure Look?

Documentum will be a division of EMC, with development, sales, service and other key functions associated with it. David DeWalt joins EMC as President of Documentum division and EVP of EMC.

What Happens Next?

There are still several major steps ahead, including a vote by Documentum shareholders. We expect those steps to take us into the first quarter.


How big is Documentum's sales force?

Today Documentum's solutions are delivered to customers by a direct sales force and more than 550 channel and strategic alliance partners. Documentum has more than 400 customer-facing personnel.

DEEPER FAQs

How many people will you lay off as a result of the acquisition?

The skill set of Documentum employee population is complementary in software development and sales and further increases EMC's presence on the west coast. We anticipate the redundancies to be minimal and we are committed to openly communicate decisions as soon as we are able.

Why are the companies doing this acquisition now?

As EMC has stated before, we will do acquisitions as and when opportunities present themselves and this was a case of the right opportunity at the right time

How will EMC simultaneously manage the acquisition and integration of 2 major software companies at the same time?

The 2 acquisitions are on very different phases:

     o Legato is currently in advanced implementation phase, and proceeding smoothly
     o   Documentum integration will begin ramping up as soon as possible

How will the new organization be structured?

Tightly coordinated sales & R&D strategy (with Mark Lewis and OSO)

     1)  Global accounts with gatekeepers to coordinate EMC activities

     2) Specialized sales force with appropriate technical skills, leveraged with EMC PS/SE organization

     3)  Spiff rest of EMC organization to sell Documentum products

What's your software sales strategy?

See question above

Doesn't Legato compete with Documentum in the content management space with its ApplicationXtender product?

See Legato/Documentum FAQ section (pg.8)

How does this acquisition impact EMC's relationship with two of its most important software partners, Microsoft and Oracle?

Both EMC and Documentum have strong relationships with Microsoft and Oracle. EMC's acquisition of Documentum builds on EMC's existing relationships w/ MS and Oracle.

Are you venturing into Oracle or Microsoft space?  How will they react?

Oracle and Microsoft are key EMC partners in enabling an information management strategy. For example, customers will require structured database solutions for enterprise applications. Documentum is more about managing unstructured content, outside of spreadsheets and databases. However, it is a fact of the dynamic IT industry that everyone competes to some extent on the edges.

Are there any integration plans between ControlCenter and Documentum ECM? How about Legato products and Documentum?

We will offer more insight into our long-term plans for Documentum upon close of the acquisition.

What is the difference between unstructured data and fixed content?

Fixed content refers to data stored in its final form that must be retained and remain unchanged per business requirements for compliance and content immutability. Unstructured data refers to content during the creation and collaboration stages of its lifecycle, so it is changing and is often updated. Unstructured data becomes fixed content once it is stored on a non-overwriteable, non-eraseable storage medium such as content addressed storage.

With EMC's strong move to deliver ILM solutions for unstructured content, should we expect a similar move for structured data, such as databases?

We intend to deliver as much information lifecycle management functionality around the database as possible. One of the strengths of EMC's strategy for delivering end-to-end information lifecycle managements solutions for all information, both structured and unstructured, is its deep partnerships with the leading application and database software providers.

How will Documentum's acquisition impact EMC partners in the Centera area and across platforms?

We remain committed to providing both best of breed and integrated solutions, and complete openness and transparency across our solutions. EMC's acquisition of Documentum does not affect the overarching open integration strategy for content addressed storage. We will continue to support and sign on new content addressed storage applications partners, giving customers the flexibility to make the choices they think best meet their business needs.

FINANCIAL FAQs

What are the synergies (cost savings) resulting from this transaction? What is the timeframe to realize the synergies?

We see synergies primarily in the G&A area that will be realized throughout
2004.

How do you justify such a big premium (especially if there are not a lot of cost synergies)? What are the revenue synergies?

The acquisition premium is not out of line with similar industry acquisitions. Documentum's strong revenue growth over the past two years, its 2,600-strong customer install base, and unique content management technology are extremely compelling. We will be able to enhance customer penetration, both domestically and internationally.

If this thing won't be accretive for 15+ months, what are the milestones to measure success?

We view this as a strategic acquisition. Customer satisfaction should be the most important measurement.

Will you report LGTO and Documentum results separately going forward so that we can track your progress here?

We will breakout the revenue results for several quarters.

When will the Documentum-EMC transaction finalized?


The definitive agreement was signed on October 13, 2003 and is scheduled to close in the first quarter of 2004, subject to customary closing conditions and regulatory approvals.


What are the financial terms of the transaction?

EMC will issue approximately 111 million shares of its Common Stock for all of the outstanding shares of Documentum's common stock. In addition, EMC will reserve approximately 35 million shares of its Common Stock for issuance upon exercise of Documentum stock options being assumed in the acquisition.

What will EMC's cash on hand be after the acquisition?

EMC will disclose all of its financial results, including income statement and balance sheet, in its regularly scheduled earnings release on October 16, 2003.

What is EMC's estimated revenue for Q3?  For the year?


EMC has pre-announced its Q3 2003 earnings coincidently with the acquisition announcement. For details, please refer to the separate release issued October 14, 2003 on EMC's Q3 earnings, available on www.EMC.com. Wall Street estimates for EMC's annual revenues average $6.025B.


What is Documentum's estimated revenue for Q3?  For the year?

Documentum has pre-announced its Q3 2003 earnings coincidentally with the acquisition announcement. For details, please refer to this release issued October 14, 2003 on Documentum's Q3 earnings, available on www.Documentum.com. Wall Street estimates for Documentum's annual revenues average $305M.


Will the combined companies begin reporting quarterly earnings in Q4?

Once the transaction closes, EMC will report results that include Documentum.

Does the deal require additional shareholder approval?

Yes, the deal is subject to the approval of Documentum's shareholders.

What happens to Documentum stock options?

EMC will assume all of Documentum's employee stock options. The stock options will become exercisable for EMC common stock. The exercise price of the stock options and the number of shares for which they are exercisable will generally be adjusted based on the exchange ratio in the deal.

Have the boards of directors of EMC and Documentum approved of the transaction?

Yes, both boards of directors have approved the transaction.

How can I learn more about this announcement?

If you have additional questions, please visit www.Documentum.com, email salesinfo@Documentum.com or contact your EMC account manager.

Who should I call if I have questions?

If you have additional questions, please visit www.Documentum.com, email salesinfo@Documentum.com or contact your Documentum account manager.

DOCUMENTUM IMPACT ON LEGATO FAQ (STRONG FOCUS ON APPXTENDER)

What are your plans given the overlap with Legato AE and EE products?

Legato's ApplicationXtender/EmailXtender products and Documentum products address very different markets - AE/EE are primarily for departmental use, while Documentum products are more enterprise class. However, the integration plan will address how to leverage product or market synergies.

What integration do you anticipate between your Legato products and Documentum products?

Legato's ApplicationXtender product already uses the Records Management technology from Documentum. We will explore other opportunities to leverage Documentum technology.

Are you going to keep both the APPLICATIONXTENDER and Documentum products long term? Why have two products that do the same thing?

We do intend to keep the ApplicationXtender product, to move it forward and to continue to support our existing and future customers. We will look at opportunities for the ApplicationXtender team to take components from the Documentum product line and adapt them for the SME/departmental market. As we do that, we believe we can strengthen the ApplicationXtender offering.

What will happen to the ApplicationXtender roadmap?

The current ApplicationXtender roadmap will not change. We will continue to focus the ApplicationXtender product on our channels and with our channel partners.

Will the Documentum and ApplicationXtender sales teams be combined?

These sales forces sell into adjacent markets, so there are no plans to do so at this time.

What will be the likely ApplicationXtender channel impact of Documentum? Won't these partners think that you are abandoning the departmental content management business? What is the revenue risk associated with this?

EMC remains committed to the SME space across both storage and content management. This Windows dominated area, served by channel partners, is a key growth opportunity for us.

How does this affect the LEGATO messaging products?

One of the trends in managing unstructured data is that message management and document management will come together more as general content management over time. Legato EmailXtender and Documentum are very complementary. We will provide enterprise class document management and messaging management from 1 vendor. As part of our ILM strategy, we will integrate the products to provide a unified system over time.

How does this affect the LEGATO HSM products?

Documentum provides an excellent opportunity to sell more of the LEGATO DiskXtender products. By providing data migration technology with the Documentum document management solution, we see another good opportunity to deliver more parts of the ILM process with the Documentum product.

How will you structure the Documentum business with the Legato business? Will these be separately managed?

Documentum will be a division of EMC, with development, sales, service and other key functions associated with it. David DeWalt joins EMC as President of Documentum division and EVP of EMC.

DOCUMENTUM-SPECIFIC FAQ

What products does Documentum offer?


Documentum offers the Enterprise Content Management platform, the only ECM solution that offers unified content services for enterprise document management (EDM), Web content management (WCM), digital asset management
(DAM), enterprise collaboration and fixed content management (FCM) in a single, integrated platform.

Will the Documentum name be kept?

Yes. Documentum will become a branded division of EMC focused on delivering software solutions that complement EMC's full line of offerings.

How will Documentum customers benefit from this acquisition?

Documentum customers will benefit by being supported by an organization with abundant resources and an extremely vast worldwide presence. These resources, both human and financial, will help Documentum better assist its customers so that they are more successful with building and deploying their ECM initiatives. In addition, Documentum will now have more resources with which they can increase research and development investments and continue to build innovative products. And, customers will now be able to take advantage of the integrated offering at a lower TCO.

How does this acquisition set EMC and Documentum apart from its competitors?

Together, EMC and Documentum will be the only vendor able to deliver on the promise of Information Lifecycle Management (ILM) by unifying information management, storage management and enterprise content management so that customers can rely on the combined company to manage the explosion of information and the storage of that information.

Will the acquisition add new geographic offices to Documentum?

Yes. With EMC's presence, having more than 17,000 employees worldwide and sales offices in more than 50 countries, this will expand Documentum's footprint around the world. In addition, Documentum's corporate headquarters in Pleasanton, California will be maintained and will house the Documentum software division of EMC led by Dave DeWalt.

Based on this announcement, what is Documentum's partnering position with Network Appliance and other strategic partners?

Documentum will work to maintain its partnerships.

Why are the companies doing this acquisition now?

Both companies saw the potential benefit of combining forces to enable customers to implement a total solution for managing unstructured content throughout its lifecycle, from creation and use to archive and disposal.. In addition, many of Documentum and EMC's customers and partners requested a combined solution.

                                      ###


Additional Information and Where to Find it

On September 12, 2003, EMC filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC") containing a definitive proxy statement/prospectus regarding the merger. Investors and security holders of EMC and LEGATO are urged to read the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO because they contain important information about EMC, LEGATO and the merger. Investors and security holders may obtain a free copy of the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO at the SEC's website at www.sec.gov. Free copies of the registration statement, the proxy statement and each company's other filings with the SEC also may be obtained from the respective companies. Free copies of EMC's filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO's filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO's website at www.legato.com.


                                      ###

Forward Looking Statements

This document contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending;
(iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and
(xii) other one-time events and other important factors disclosed previously and from time to time in EMC's and Documentum's filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this document.